06002628

SECUR[...]ION

Washington, D.C. 20549

RECEIVED FEB 17 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 199

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50429

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USI Securites, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 Glastonbury Blvd.
(No. and Street)

Glastonbury (City) CT (State) 06033 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John O'Connor (860) 652-3239
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haggett Longobardi & Company, LLC
(Name – *if individual, state last, first, middle name*)

180 Glastonbury Blvd. (Address) Glastonbury (City) CT (State) 06033 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John O'Connor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USI Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY A. GRENIER
NOTARY PUBLIC
MY COMMISSION EXPIRES 12/31/2008

John O'Connor
Signature

President
Title

1/30/06
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

USI SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2005

CONTENTS

Haggett Longobardi LLC

Total Business Planning℠ | Certified Public Accounting

180 Glastonbury Boulevard
Glastonbury, CT 06033
Voice: 860.633.3000
Fax: 860.657.8079

www.hlcocpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
USI Securities, Inc.

We have audited the accompanying statements of financial condition of USI Securities, Inc. as of December 31, 2005 and 2004, and the related statements of loss, changes in retained deficit and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USI Securities, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Haggett Longobardi, LLC

January 13, 2006

USI SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2005 and 2004

ASSETS

	2005	2004
Current assets		
Cash	$ 669,647	$ 686,061
Commissions receivable	70,806	-
Other current assets	4,068	5,933
Due from related party	1,818	1,295
	746,339	693,289
Property and equipment, at cost		
Computer equipment and software	97,924	100,952
Furniture and fixtures	13,624	12,378
	111,548	113,330
Less accumulated depreciation	(91,606)	(62,582)
	19,942	50,748
Other assets		
Deposits	35,000	35,000
Other assets	-	5,000
	35,000	40,000
	$ 801,281	$ 784,037

LIABILITIES AND EQUITY

	2005	2004
Current liabilities		
Accrued expenses	$ 343,875	$ 292,409
Due to parent	6,106	235,092
	349,981	527,501
Equity		
Common stock, $1 par value; 100 shares authorized, 10 shares issued and outstanding	10	10
Paid in capital	2,067,527	1,757,990
Retained deficit	(1,616,237)	(1,501,464)
	451,300	256,536
	$ 801,281	$ 784,037

The accompanying accounting policies and notes are an integral part of the financial statements.

USI SECURITIES, INC.

STATEMENTS OF LOSS

For the Years Ended December 31, 2005 and 2004

	2005	2004
Revenue		
Commission income	$ 14,893,555	$ 13,684,352
Other income	31,775	2,934
Interest income	1,458	3,177
	14,926,788	13,690,463
Expenses		
Management fees	12,852,476	12,254,956
Salaries	1,253,074	1,413,337
Insurance	210,474	210,523
Rent	115,200	115,200
Software lease	74,574	104,719
Professional fees	71,718	154,135
Payroll tax	70,690	75,738
Travel	60,879	84,528
Licenses and fees	47,493	63,663
Commissions	46,689	374,479
Trading fees	40,066	61,026
Depreciation	32,828	32,598
Telephone	30,595	36,112
Dues and subscriptions	25,407	30,671
Retirement plan - 401(k) match	22,591	25,103
Commissions - independent representatives	18,576	18,384
Office supplies	18,348	13,155
Claims and losses	13,683	235
Meals and entertainment	12,333	21,593
Training/professional development	10,291	12,068
Office expense	6,431	9,927
Payroll processing	3,559	3,171
Charitable contributions	395	20
Bank charges	13	25
Promotional expenses	-	257
Miscellaneous	3,178	2,290
	15,041,561	15,117,913
Net loss	$ (114,773)	$ (1,427,450)

The accompanying accounting policies and notes are an integral part of the financial statements.

USI SECURITIES, INC.

STATEMENTS OF CHANGES IN RETAINED DEFICIT

For the Years Ended December 31, 2005 and 2004

	Common Stock	Additional Paid-In Capital	Retained Deficit	Total Equity
Balance, December 31, 2003	$ 10	$ 857,990	$ (74,014)	$ 783,986
Capital contributions	-	900,000	-	900,000
Net loss	-	-	(1,427,450)	(1,427,450)
Balance, December 31, 2004	10	1,757,990	(1,501,464)	256,536
Capital contributions	-	309,537	-	309,537
Net loss	-	-	(114,773)	(114,773)
Balance, December 31, 2005	$ 10	$ 2,067,527	$ (1,616,237)	$ 451,300

The accompanying accounting policies and notes are an integral part of the financial statements.

USI SECURITIES, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (114,773)	$ (1,427,450)
Adjustment to reconcile net loss to net cash used in operating activities:		
Depreciation	32,828	32,597
(Increase)/decrease in:		
Commissions receivable	(70,806)	
Other current assets	1,865	(323)
Due from related party	(523)	(1,295)
Due from U.S.I. Holdings Corporation	-	514,659
Other assets	5,000	(5,000)
(Decrease) increase in:		
Accrued expenses	51,466	21,810
Due to parent	30,551	235,092
Accounts payable	-	(16,762)
Net cash used in operating activities	(64,392)	(646,672)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(2,022)	(5,628)
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional paid in capital	50,000	900,000
Net (decrease) increase in cash	(16,414)	247,700
Cash, beginning of year	686,061	438,361
Cash, end of year	$ 669,647	$ 686,061
SUPPLEMENTAL DISCLOSURES		
Financing Activities		
Capital contributions	$ 309,537	$ -
Due to parent	(259,537)	-
Net cash contributed by parent	$ 50,000	$ -

The accompanying accounting policies and notes are an integral part of the financial statements.

USI SECURITIES, INC.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

USI Securities, Inc. (the Company) is a Delaware corporation that is a wholly-owned subsidiary of USI Services Corporation (Parent). USI Services Corporation is a wholly-owned subsidiary of USI Holdings Corporation. The Company is a NASD member broker-dealer, SEC registered investment advisor and licensed insurance agency. The Company, through its registered representatives, offers and sells mutual funds, variable annuities and variable life insurance contracts, primarily in the qualified plans market throughout the United States. The Company also has a limited amount of "constructive receipt" arrangements with other broker/dealers whereby the Company receives override commissions derived from the sale of securities products to customers of other subsidiaries of the Parent.

Basis of Accounting

The Company utilizes the accrual basis of accounting. Commission revenue for investment services are recognized in accordance with terms defined within each contract. Under certain contracts, commissions are earned when the contract is written and, in other cases, revenue is recognized when commissions are collected. The related management fees are recorded when paid which are done bi-monthly.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2005 and 2004, there were no cash equivalents.

Commission Receivable

Receivables arising from regular operations are not stated net of an allowance for doubtful accounts. The Organization uses the direct write-off method to account for bad debts. Under this method, amounts are charged against income when the debt is deemed uncollectible. No bad debts have been written off during the year ended December 31, 2005.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company's management believes it is not exposed to any significant credit risk on cash or cash equivalents.

Net Capital Requirements

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital as defined under such provisions, and requires that the ratio of aggregate indebtedness to net capital be less than 15 to 1.

Reserve Requirements

The Company is exempt from the requirements relating to cash reserves and possession or control of customers securities under Rule 15c3-3 of the Securities Exchange Act of 1934.

Property and Equipment - Depreciation

The Company capitalizes all expenditures for property and equipment in excess of $500. Depreciation of property and equipment is recorded on the straight-line basis for financial reporting purposes over the estimated useful lives of the assets. Estimated lives for financial reporting purposes are as follows:

Asset	Estimated Lives
Computer equipment and software	3 - 5 years
Furniture and fixtures	7 years

Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period.

Use of Estimates

The preparation of the Company's financial statement in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of net revenue and expenses during the reporting period. The Company bases estimates on historical experience and on various assumptions about the future that are believed to be reasonable based on available information. The Company's reported financial position or results of operations may be materially different under different conditions or when using different estimates and assumptions, particularly with respect to significant accounting policies. In the event that estimates or assumptions prove to differ from actual results, adjustments are made in subsequent periods to reflect more current information.

Estimates are primarily used in accounting for depreciation and certain accrued liabilities.

(1) Net Capital Requirements

As a broker-dealer, the Company is subject to the net capital provisions of Rule 15c 3-1 adopted and administered by the Securities and Exchange Commission. The rule prohibits a broker-dealer from engaging in securities transactions at any time when its ratio of aggregate indebtedness to net capital exceeds fifteen (15) to one (1), as those terms are defined by the Securities and Exchange Commission. A broker-dealer may also be required to reduce its business if its net capital ratio should exceed twelve (12) to one (1) and may be prohibited from expanding its business if the ratio exceeds ten (10) to one (1). As of December 31, 2005, aggregate indebtedness was $349,981 and the net capital was $425,472 an excess of $402,140 over required minimum net capital of $23,332. As of December 31, 2004, aggregate indebtedness was $527,501 and the net capital was $193,560, an excess of $158,394 over required minimum net capital of $35,166.

(2) Liabilities Subordinated to Claims of General Creditors

There were no borrowings under subordination agreements at December 31, 2005 and 2004.

(3) Related Parties

The Company rents space in the offices of USI Consulting Group, Inc., which is also a wholly-owned subsidiary of the Parent. In 2005 and 2004, the Company paid rent of $115,200 to USI Consulting Group, Inc. Rent is paid monthly and is based on the number of the Company's employees. USI Consulting Group, Inc. also provides accounting services to the Company for $1,700 per month. Total rent and accounting services fees were $135,600 in 2005 and 2004.

The Company's revenues (other than interest income) are mainly derived from sales to customers of other subsidiaries of the Parent.

The Company receives commissions from mutual fund and insurance companies and pays approximately 76½ - 95% of these commissions to the Parent in the form of management fees.

Management fees totaled $12,852,476 and $12,254,956 for the years ended December 31, 2005 and 2004, respectively.

(4) Marketing and Distribution Agreement

On November 7, 2002, U.S.I Holdings Corporation entered into a 10 year Marketing and Distribution Agreement with Minnesota Life Insurance Company (ML). USI Holdings Corporation fulfilled its contractual obligations through the Company. The contractual responsibilities of the Company was to establish and operate a "Wealth Management Division" (WMD), retain and compensate personnel, market and sell ML products and to pay ML usage fees. USI Holdings Corporation received development fees from ML based on the completion of deliverables as defined in the contract.

As of December 27, 2004, this agreement was terminated and U.S.I. Holdings Corporation has made a settlement payment to ML to satisfy all outstanding obligations of the Company as of December 31, 2004. There were no payments received from ML during 2004 related to this agreement.

(5) Operating Leases

In April 2005, the Company renegotiated a software lease to a 24 month service bureau agreement classified for financial statement purposes as a software lease. The lease terms requires a monthly fee of $4,500 and expires in April 2007.

Total software lease expense for 2005 and 2004 was $74,574 and $104,719, respectively. At December 31, 2005 aggregate future minimum lease payments due consisted of the following:

Year Ended December 31,	
2006	$54,000
2007	18,000
	$72,000

(6) Retirement Plan

The Company has a 401(k) retirement plan (the Plan), matching 75% of employee contributions up to 4% of an employee's salary, subject to the provisions of the Employees Retirement Income Securities Act. Eligibility for the Plan is based on attaining the age of 21 and completing six months of service with the Company. The Company's contributions to the Plan for 2005 and 2004 were $22,591 and $25,103, respectively.

(7) Compensated Absences

Employees of the Company are entitled to paid vacation, sick and personal days depending on job classification, length of service and other factors. It is impractical to estimate the amount of compensation of future paid sick days and personal time off and accordingly no such liability for these amounts has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of these compensated absences when actually paid to employees.

(8) Income Taxes

The Company is included in the consolidated income tax returns filed by the Parent. Therefore, no separate tax provision of the Company is included in the financial statements.

Haggett Longobardi LLC

Total Business Planning℠ | Certified Public Accounting

180 Glastonbury Boulevard
Glastonbury, CT 06033
Voice: 860.633.3000
Fax: 860.657.8079

www.hlcocpa.com

INDEPENDENT AUDITOR'S' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of
USI Securities, Inc.

We have audited the accompanying financial statements of USI Securities, Inc. as of December 31, 2005 and 2004 and for the years ended December 31, 2005 and 2004, and have issued our report thereon dated January 13, 2006. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 13, 2006

Haggett Longobardi, LLC

USI SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2005 and 2004

	2005	2004
NET CAPITAL		
Total equity	$451,300	$256,536
Deduct equity not allowable for net capital	(25,828)	(62,976)
Total equity qualified for net capital	$425,472	$193,560
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required for broker	$ 23,332	$ 35,166
Excess net capital	$ 402,140	$ 158,394
Net capital requirement	$ 23,332	$ 35,166
Net capital deficiency	None	None
RECONCILIATION WITH COMPANY'S		
Net cash provided by operating activities		
X-17A-5 as of December 31, 2005 and 2004		
Net capital, as reported in Company's Part IIA (unaudited) focus reports	$ 425,472	$ 193,560
Audit adjustment	-	-
Net capital per above	$ 425,472	$ 193,560

The accompanying accounting policies and notes are an integral part of the financial statements.

Haggett Longobardi LLC

Total Business Planning℠ | Certified Public Accounting

180 Glastonbury Boulevard
Glastonbury, CT 06033
Voice: 860.633.3000
Fax: 860.657.8079

www.hlcocpa.com

To the Board of Directors of
USI Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of USI Securities, Inc. (the Company), for the year ended December 31, 2005, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

January 13, 2006

Haggett Longobardi, LLC